June 13, 2025

VIA EDGAR

Ms. Keira Nakada

Ms. Suying Li

Mr. Brian Fetterolf

Mr. Donald Field

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ENIGMATIG LIMITED (CIK No. 0001982961) Registration Statement on Form F-1, as amended (File No. 333-286211)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations (“Rule 461”) under the Securities Act of 1933, as amended, ENIGMATIG LIMITED (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form F-1, as amended (the “F-1 Registration Statement”) to become effective on June 17, 2025, at 4:00 p.m. Eastern Time, or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Morgan, Lewis & Bockius.

The Company understands that the representative of the underwriters, on behalf of the prospective underwriters of the offering, has joined in this request in a separate letter filed with the Commission today.

Please contact Mr. Mathew Lewis of Morgan, Lewis & Bockius at +852.3551.8500 or via e-mail at ProjectHeaven@morganlewis.com with any questions you may have concerning this request. In addition, please notify Mr. Mathew Lewis when this request for acceleration has been granted.

(Signature page follows)

Very truly yours,

ENIGMATIG LIMITED

/s/ Foo Chee Weng Desmond
Name:	Foo Chee Weng Desmond
Title:	Director, Chairman and Chief Executive Officer

(Signature Page to Issuer Acceleration Request)